Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Capital Financial Holdings, Inc.’s subsidiaries as of December 31, 2014, are listed below.

Subsidiary	State of incorporation or organization

Capital Financial Services, Inc.	Wisconsin

Capital Natural Resources, Inc.	Colorado